UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 18, 2022

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC
Landa App 2 LLC - 153 Spring Valley Stockbridge GA LLC	Landa App 2 LLC - 45 Robertford Drive Covington GA LLC
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Landa App 2 LLC (the “Company”) previously filed with the Securities and Exchange Commission a Current Report on Form 1-U on December 14, 2021 and an amendment thereto on March 3, 2022 (collectively, the “Prior Form 1-U”), regarding those certain commercial promissory notes (each a “Refinance Note” and collectively, the “Refinance Notes”) that each series of the Company set forth on the cover page of this report (each a “Series,” and collectively the “Series”) issued to LendingOne LLC (the “Lender”).

To correct an error regarding the principal amount of such Refinance Notes, Landa Holdings, Inc., as the manager of each Series (the “Manager”), disclosed that it would take certain actions that would put each Series in the same position, with respect to the Refinance Notes, that was previously expected and disclosed. The Manager has now taken the following actions with respect to those Refinance Notes:

●	With respect to Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC, Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC and Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC, since each Series recorded a Refinance Note with an actual principal amount that was higher than the disclosed principal amount, the Manager paid the difference in the principal amount for each Refinance Note directly to the Lender and none of the Series will be liable for such amount.

●	With respect to Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC, Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC and Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC, each Series recorded a Refinance Note with an actual principal amount that was less than the disclosed principal amount. Each Series no longer intends to refinance these Refinance Notes with the Lender. Instead, each Series will still be party to, and subject to the terms, of, its original Refinance Note with the Lender and has amended its Acquisition Note to reduce the principal amount payable on such Acquisition Note, as well as reduce the amount payable under the Acquisition Fee and/or Improvement Costs, as applicable.

This summary is qualified in its entirety by reference to the applicable amended Acquisition Note, which is filed as Exhibits 6.1, 6.2 and 6.3 to this report.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Amendment No 1. to the Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC
6.2	Amendment No 1. to the Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC
6.3	Amendment No 1. to the Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2022	LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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